Exhibit 3.2

First Quantum Minerals Ltd.

Consolidated Financial Statements

December 31, 2011, December 31, 2010 and January 1, 2010

(In U.S. dollars, tabular amounts in millions, except where indicated)

Management’s Responsibility for Financial Reporting

The consolidated financial statements of First Quantum Minerals Ltd. and the information contained in the annual report have been prepared by and are the responsibility of the Company’s management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) in Canada and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

Signed by	Signed by
Philip K.R. Pascall	Juliet Wall
Chairman and Chief Executive Officer	Acting Chief Financial Officer

March 6, 2012

Independent Auditor’s Report

To the Shareholders of First Quantum Minerals Ltd.

We have audited the accompanying consolidated financial statements of First Quantum Minerals Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Quantum Minerals Ltd. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards.

Signed by

PricewaterhouseCoopers LLP

Chartered Accountants

March 6, 2012

PricewaterhouseCoopers LLP, Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings

For the years ended December 31, 2011 and 2010

(expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

	Note	2011	2010
Sales revenues	18	2,583.5	2,393.2
Cost of sales	19	(1,275.5)	(1,181.5)

Gross profit		1,308.0	1,211.7
Exploration		(73.0)	(47.5)
General and administrative		(73.8)	(44.6)
Acquisition transaction costs		—	(18.5)
Bond inducement costs	10	(48.4)	—
Impairment of assets	26	—	(609.1)
Gain on sale of investments	6a	—	510.8
Other income	21	7.3	1.8

Operating profit		1,120.1	1,004.6
Finance income		5.3	6.2
Finance costs	22	(9.9)	(24.8)

Earnings before income taxes		1,115.5	986.0
Income taxes	14	(460.7)	(611.2)

Net earnings for the year		654.8	374.8

Net earnings for the year attributable to:
Non-controlling interests		125.9	69.0
Shareholders of the Company		528.9	305.8

Earnings per common share
Basic	16	1.18	0.76
Diluted	16	1.18	0.69
Weighted average shares outstanding (000’s)
Basic	16	447,224	401,322
Diluted	16	449,457	447,723
Total shares issued and outstanding (000’s)	15	476,310	430,878

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(expressed in millions of U.S. dollars)

	Note	2011	2010
Net earnings for the year		654.8	374.8
Other comprehensive income (loss)
Unrealized gain on available-for-sale investments		0.2	204.7
Tax on unrealized gain on available-for-sale investments		—	(25.8)
Realized gain on available-for-sale investments	6a	—	(510.8)
Tax on realized gain on available-for-sale investments		—	35.7

Comprehensive income for the year		655.0	78.6

Total comprehensive income for the year attributable to:
Non-controlling interests		125.9	69.0
Shareholders of the Company		529.1	9.6

		655.0	78.6

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(expressed in millions of U.S. dollars)

	Note	2011	2010
Cash flows from operating activities
Net earnings for the year		654.8	374.8
Items not affecting cash
Depletion and amortization	7	112.0	115.6
Assets impaired		—	838.0
Unrealized foreign exchange (gain) loss		(2.1)	2.1
Deferred income tax		(13.1)	47.9
Share-based compensation expense	17	8.8	6.3
Bond inducement costs	10	48.4	—
Finance costs		9.9	18.6
Gain on sale of investments	6a	—	(510.8)
Other		6.8	8.6

		825.5	901.1
Change in non-cash operating working capital
(Increase) decrease in trade, other receivables and derivatives		92.3	(79.9)
Increase in inventories		(241.1)	(97.7)
Decrease in trade and other payables		(118.9)	(25.3)
Increase (decrease) in current taxes payable		(124.6)	119.8
Long term incentive plan contributions		(20.9)	(15.1)

		412.3	802.9

Cash flows from financing activities
Proceeds from debt		—	49.4
Repayments of debt		(98.2)	(86.0)
Proceeds on issuance of common shares		16.1	4.8
Cash paid on bond inducement	10	(48.4)	—
Restricted cash		40.4	—
Dividends paid		(79.3)	(55.7)
Dividends paid to non-controlling interests		(10.8)	(20.0)
Finance lease payments		(3.7)	(2.5)
Interest paid		(22.4)	(41.6)

		(206.3)	(151.6)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,049.5)	(357.6)
Deposits on property, plant and equipment		(59.2)	—
Acquisitions, net of cash acquired		—	(514.9)
Proceeds from disposal of property, plant and equipment and investments		9.9	646.9

		(1,098.8)	(225.6)

Increase (decrease) in cash and cash equivalents		(892.8)	425.7
Cash and cash equivalents – beginning of year		1,344.9	919.2

Cash and cash equivalents – end of year	25	452.1	1,344.9

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at December 31, 2011 and 2010 and January 1, 2010

(expressed in millions of U.S. dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets
Cash and cash equivalents	25	452.1	1,344.9	919.2
Restricted cash	9	—	40.3	40.3
Trade and other receivables		238.1	377.0	342.6
Inventories	5	649.9	390.9	346.7
Current portion of other assets	8	34.0	26.7	195.2

		1,374.1	2,179.8	1,844.0
Investments	6	18.0	18.0	460.4
Property, plant and equipment	7	3,824.4	2,730.9	1,580.4
Deposits on property, plant and equipment		59.2	—	—
Other assets	8	22.3	29.2	89.9

Total assets		5,298.0	4,957.9	3,974.7

Liabilities
Current liabilities
Trade and other payables		273.4	362.2	323.0
Current taxes payable		289.4	414.0	320.8
Current portion of debt	9	48.1	140.8	84.5
Current portion of provisions and other liabilities	11	11.0	48.3	3.9

		621.9	965.3	732.2
Debt	9	14.8	20.2	107.1
Convertible bonds	10	—	452.1	438.4
Provisions and other liabilities	11	286.4	168.3	40.9
Deferred income tax liabilities	14	206.4	212.5	198.0

Total liabilities		1,129.5	1,818.4	1,516.6

Equity
Share capital	15	1,950.6	1,486.5	745.0
Retained earnings		1,723.8	1,274.2	1,024.5
Accumulated other comprehensive income		1.2	1.0	297.2

Total equity attributable to shareholders of the Company		3,675.6	2,761.7	2,066.7
Non-controlling interests		492.9	377.8	391.4

Total equity		4,168.5	3,139.5	2,458.1

Total liabilities and equity		5,298.0	4,957.9	3,974.7

Commitments	27

Approved by the Board of Directors and authorised for issue on March 6, 2012.

Signed by	Signed by
Andrew Adams, Director	Peter St. George, Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2011 and 2010

(expressed in millions of U.S. dollars)

	Note	2011	2010
Share capital
Common shares
Balance – beginning of year		1,479.3	727.4
Shares issued and share options exercised		16.1	6.4
Acquisitions		—	745.5
Conversion of convertible bonds	10	508.4	—

Balance – end of year		2,003.8	1,479.3

Equity portion of convertible bonds
Balance – beginning of year		48.3	48.3
Conversion of convertible bonds	10	(48.3)	—

Balance – end of year		—	48.3

Treasury shares
Balance – beginning of year		(57.0)	(47.2)
Restricted and performance stock units vested		9.9	5.3
Shares purchased	15b	(20.9)	(15.1)

Balance – end of year		(68.0)	(57.0)

Contributed surplus
Balance – beginning of year		15.9	16.5
Share-based compensation expense for the year	17a	8.8	6.3
Transfers upon exercise of share options		—	(1.6)
Restricted and performance stock units vested	17a	(9.9)	(5.3)

Balance – end of year		14.8	15.9

Total share capital		1,950.6	1,486.5

Retained earnings
Balance – beginning of year		1,274.2	1,024.5
Earnings for the year attributable to shareholders of the Company		528.9	305.8
Acquisition of Mauritanian Copper Mines SARL		—	(0.4)
Dividends		(79.3)	(55.7)

Balance – end of year		1,723.8	1,274.2

Accumulated other comprehensive income
Balance – beginning of year		1.0	297.2
Other comprehensive income (loss) for the year		0.2	(296.2)

Balance – end of year		1.2	1.0

Non-controlling interests
Balance – beginning of year		377.8	391.4
Earnings attributable to non-controlling interests		125.9	69.0
Dividends		(10.8)	(20.0)
Acquisition of Mauritanian Copper Mines SARL		—	(62.6)

Balance – end of year		492.9	377.8

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

1	Nature of operations

First Quantum Minerals Ltd. (“First Quantum” or the “Company”) is engaged in the production of copper, gold, nickel and acid and related activities including exploration, development and processing. Currently operating mines are located in Zambia, Australia and Mauritania. The Company is developing the Kevitsa nickel-copper-platinum project in Finland and the Sentinel copper project in Zambia, and exploring the Haquira copper deposit in Peru. Operations in the République démocratique du Congo (“RDC”) were suspended in 2010. Subsequent to December 31, 2011 the Company sold all of its material ownership interests in the RDC (note 28).

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the London Stock Exchange. The Company’s registered office is the 8th Floor – 543 Granville Street, Vancouver, BC, Canada, V6C 1X8.

2	Basis of presentation and adoption of International Financial Reporting Standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has reported on this basis in these consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections disclosed in note 4, the Company has consistently applied the same accounting policies in its opening IFRS statements of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010. Comparative figures for 2010 in these financial statements have been restated to give effect to these changes.

The policies applied in these consolidated financial statements are based on IFRS standards and interpretations effective as of December 31, 2011.

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

a) Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (“its subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of earnings from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The principal operating subsidiaries are First Quantum Mining and Operations Limited (“FQMO”) which includes Bwana Mkubwa (“Bwana”), Kansanshi Mining Plc (“Kansanshi”), Mauritanian Copper Mines SARL (“Guelb Moghrein”), FQM Kevitsa Mining OY (“Kevitsa”) and Ravensthorpe Nickel Operations Pty Ltd. (“Ravensthorpe”). The exploration subsidiaries include Antares Minerals Inc. (“Antares”) and Kalumbila Minerals Limited (“Kalumbila”). All the above operating subsidiaries are 100% owned, with the exception of Kansanshi in which the Company holds 80%.

The Company established an independent trust to purchase the common shares necessary to satisfy the Company’s long-term incentive plan. The Company consolidates the trust as it has the power to govern the financial and operating policies and to obtain the benefits from its activities.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interest’s share of changes in equity since the date of the combination.

b) Estimates, risks and uncertainties

Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on managements’ best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimates are contained in the accounting policies and/or the notes to the financial statements. The key areas are summarized below:

•

Commencement of operations and determination of useful lives of assets for depreciation and amortization purposes – note 3e Property, plant and equipment are primarily amortized over the estimated lives of the assets on a units-of-production basis. The calculation of the units-of-production rate, and therefore the annual depreciation, depletion and amortization expense

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity prices used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Significant judgment is required to determine when certain of the Company’s assets are capable of operating in a manner intended by management.

•	Determination of ore reserves and resources

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends.

Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

•	Review of asset carrying values and impairment charges – note 3g

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

Management’s determination of recoverable amounts include estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

•	Estimation of the amount and timing of restoration and remediation costs – note 3h

Accounting for restoration provisions requires management to make estimates of the future costs the Company will incur to complete the restoration and remediation work required to comply with existing laws and regulations at each mining operation and any environmental and social principles the Company is in compliance with. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for restoration.

The provision represents management’s best estimate of the present value of the future restoration and remediation costs. The actual future expenditures may differ from the amounts currently provided.

•	Income tax – note 3k

Judgment is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.

c) Foreign currency translation

The presentation currency and the functional currency of the Company and all of the Company’s operations is the United States dollar (“USD”). The Company’s foreign currency transactions are translated into USD at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities are translated using period end exchange rates with any gains and losses included in the determination of net earnings. Non-monetary assets and liabilities are translated using historical rates.

d) Inventories

Product inventories comprise ore in stockpiles; acid and metal work-in-progress; finished acid; and finished cathode and metal in concentrate and gold bullion. Product inventories are recorded at the lower of average cost and net realizable value. Cost includes materials, direct labour, other direct costs and production overheads and amortization of plant, equipment and mineral properties directly involved in the mining and production processes. Waste rock stripping costs related to production are inventoried as incurred.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, or when there is clear evidence of an increase in net realizable value because of changed economic circumstances the amount of the write down is reversed.

Consumable stores are valued at the lower of purchase cost and net realizable value and recorded as a current asset.

Inventories on hand that will not be processed within one year are classified as long-term.

e) Property, plant and equipment

i) Mineral properties and mine development costs

Exploration and evaluation costs are expensed in the period incurred. Property acquisition costs are capitalized. Development costs relating to specific properties are capitalized once management determines the property will be developed. A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs.

Property acquisition and mine development costs, including costs incurred during the production phase to increase future output by providing access to additional reserves, are deferred and depleted on a units-of-production basis over the component of the reserves to which they relate.

ii) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Costs recorded for plants under construction include all expenditures incurred in connection with the development and construction of the plants. No amortization is recorded until the plants are substantially complete and ready for productive use. Where relevant, the Company has estimated residual values on certain plant and equipment.

Property, plant and equipment are primarily amortized over the estimated lives of the assets on a units-of-production basis. Certain assets are amortized on a straight-line basis with the rates of the major asset categories as follows:

Computer equipment and software	30-33%
Office equipment	33%
Furniture and fittings	15%
Buildings	2%-5%
Motor vehicles	20-25%

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is depreciated and recapitalized as development costs attributable to the related asset.

iii) Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such time as the asset is substantially complete and ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

f) Finance leases

Finance leases which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item are capitalized at the inception of the lease at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in net earnings. The depreciation policy for leased assets is consistent with that for similar assets owned.

g) Asset impairment

The Company performs impairment tests on property, plant and equipment, mineral properties and mine development costs when events or changes in circumstances occur that indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong. Cash generating units are individual operating mines or exploration and development projects.

Recoverable amount is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate. In assessing value in use, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in net earnings immediately.

h) Restoration provisions

The Company recognizes liabilities for constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of assets. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset.

i) Convertible bonds

Upon issue of convertible bonds, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortized cost basis until extinguished on conversion or redemption. The remainder of the proceeds are allocated to a separate component of equity, net of issue costs and tax, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the bonds were issued. The finance costs recognized in respect of the convertible bonds includes the accretion of the liability component.

j) Revenue recognition

The Company produces copper cathode, copper and gold in concentrate and gold bullion. Copper and gold products are sold under pricing arrangements where final prices are set at a specified date based on market prices. Revenues are recognized when title and risk pass to the customer. Changes between the prices recorded upon recognition of revenue and the final price due to fluctuations in copper and gold market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of cost of sales.

k) Income taxes

Current tax expense is calculated using income tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on income tax rates and income tax laws that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l) Share-based compensation

The Company grants equity settled performance stock units (“PSUs”) and equity settled restricted stock units (“RSUs”) under its long-term incentive plan and share options under its share option plan to directors and employees. The Company expenses the fair value of PSUs, RSUs and share options granted over the vesting period.

PSUs typically vest at the end of a three year period if certain performance and vesting criteria, based on the Company’s share price performance relative to a representative group of other mining companies, have been met. The fair value of PSUs is determined using a valuation model that takes into account, as of the grant date, the expected life of the PSU, expected volatility, expected dividend yield, and the risk-free interest rate over the life of the PSU, to generate potential outcomes for share prices, which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period.

RSUs typically vest at the end of a three year period and the fair value of RSUs is determined by reference to the share price of the Company at the date of grant.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Share options vest over a three year period and the fair value is determined using an option pricing model. Cash consideration received from employees when they exercise the options is credited to share capital.

m) Earnings per share

Earnings per share are calculated using the weighted average number of shares outstanding during the period. Shares acquired under the long-term incentive plan are treated as treasury shares and are deducted from the number of shares outstanding for the calculation of basic earnings per share. Diluted earnings per share are calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

n) Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade receivables, investments, trade payables and accrued liabilities, debt, convertible bonds and derivative instruments.

i) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term investments with initial maturities of less than three months. It excludes cash subject to restrictions under debt facilities. Cash and cash equivalents and restricted cash have been classified as loans and receivables.

ii) Trade receivables

Trade receivables are classified as loans and receivables and accordingly are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

iii) Investments

Investments are designated as available-for-sale. The Company’s investment in Carlisa Investment Corp. (“Carlisa”), a privately held entity, is designated as available-for-sale but is measured at cost as the fair value is not readily determinable. Fair values for investments in marketable securities are determined by quoted market prices at the balance sheet date. Unrealized gains and losses on the marketable securities are recognized in other comprehensive income. If a decline in fair value is significant or prolonged it is deemed to be other-than-temporary and the loss is recognized in net earnings. Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

iv) Derivatives and hedging

A portion of the Company’s metal sales is sold on a provisional basis whereby sales are recognized at prevailing metal prices when title transfers to the customer and final pricing is not determined until a subsequent date, typically two months later. The Company enters into derivative contracts to directly offset the exposure to final pricing adjustments on the provisionally priced contracts. The Company also periodically enters into derivative instruments to mitigate exposure to foreign exchange rates and interest rates. The Company does not apply hedge accounting. Derivative financial instruments, including embedded derivatives, are classified as held-for-trading and measured at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in the fair value of derivative instruments are recorded in the consolidated statement of earnings.

v) Trade payables and debt

Trade payables and debt are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in net earnings over the period to maturity using the effective interest rate method.

o) Accounting standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

•	IAS 1—Financial statement presentation – Presentation of Items of Other Comprehensive Income.

The amendments of IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or ‘recycled’) to net earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

•	IFRS—9 Financial instruments: Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

earnings, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10—Consolidated Financial Statements

The amendments of IFRS 10 change the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The Company is yet to assess IFRS 10’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS11—Joint Arrangements

The amendments of IFRS 11 reduce the types of joint arrangement to two: joint ventures and joint operations. IFRS11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. The Company is yet to assess IFRS 11’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12—Disclosure of Interest in Other Entities

The amendments of IFRS 12 sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates. The amendment affects presentation only and has no impact upon the Company’s financial position or performance. The standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13—Fair Value Measurement

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2012.

•	IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

The Interpretation of IFRIC 20 gives clarification on the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Company is yet to assess IFRIC 20’s full impact. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

4	First time adoption of IFRS

The effect of the Company’s transition to IFRS, described in note 2, is summarized in this note as follows:

a) Transition elections

The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

i)	Business combinations – IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from January 1, 2010 (“Transition Date”). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company elected to adopt IFRS 3R effective January 1, 2010.

ii)	Share-based payments – IFRS 1 permits, but does not require, the application of IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, that had not vested by the Transition Date. The Company elected to only apply IFRS 2 to equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

iii)	Deemed cost of property, plant and equipment – IFRS 1 provides the option to measure individual items of property, plant and equipment at the Transition Date at fair value and use that fair value as its deemed cost. The Company has elected to use the fair value of the Kolwezi project at the Transition Date as its deemed cost.

iv)	Borrowing costs – The Company elected to capitalize borrowing costs related to all qualifying assets commencing from the Transition Date.

v)	Decommissioning liabilities included in the cost of property, plant and equipment – IFRS 1 provides the option to measure the restoration provision at the Transition Date in accordance with the requirements of IAS 37. Accordingly the Company re-measured the provisions as at Transition Date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose. The Company did this using best estimates of the historical risk-free discount rates, and recalculated the accumulated amortization and depletion under IFRS up to the Transition Date.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

b)	A reconciliation of assets, liabilities, equity, comprehensive income and cash flows of the Company from those reported under Canadian GAAP to IFRS at January 1, 2010 and December 31, 2010 are presented below:

Assets			December 31, 2010	January 1, 2010
Total assets under Canadian GAAP			5,258.6	4,564.6
Adjustments for differing accounting treatments
Kolwezi project fair value adjustment	i		—	(399.8)
Restoration provision	ii		73.8	3.6
Borrowing costs	iii		41.1	—
Deferred income tax
Mineral property acquisitions	iv	(a)	(419.9)	(181.3)
Convertible bond issuance	iv	(c)	—	(12.4)
Intercompany inventory sales	iv	(e)	4.3	—

Total assets under IFRS			4,957.9	3,974.7

Liabilities			December 31, 2010	January 1, 2010
Total liabilities under Canadian GAAP			2,129.5	1,687.7
Adjustments for differing accounting treatments
Restoration provision	ii		75.3	4.8
Deferred income tax
Mineral property acquisitions	iv	(a)	(404.3)	(175.9)
Intercompany inventory sales	iv	(e)	17.9	—

Total liabilities under IFRS			1,818.4	1,516.6

Equity			December 31, 2010	January 1, 2010
Total equity under Canadian GAAP			3,129.1	2,876.9
Adjustments for differing accounting treatments
Share capital
Deferred income tax
Share issuance costs	iv	(b)	3.2	3.2
Convertible bond issuance	iv	(c)	(8.6)	(8.6)
Retained earnings
Kolwezi project fair value adjustment	i		—	(399.8)
Restoration provision	ii		(1.5)	(1.2)
Borrowing costs	iii		41.1	—
Deferred income tax
Mineral property acquisitions	iv	(a)	(15.6)	(5.4)
Share issuance costs	iv	(b)	(3.2)	(3.2)
Convertible bond issuance	iv	(c)	8.6	(3.8)
Intercompany inventory sales	iv	(e)	(13.6)	—

Total equity under IFRS			3,139.5	2,458.1

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Comprehensive income (loss)			Year ended December 31, 2010
Total comprehensive loss under Canadian GAAP			(350.6)
Increase (decrease) in net income for:
Kolwezi project fair value adjustment	i		399.8
Restoration provision	ii		(0.3)
Borrowing costs	iii		41.1
Deferred income tax
Mineral property acquisitions	iv	(a)	(10.2)
Convertible bond issuance	iv	(c)	12.4
Intercompany inventory sales	iv	(e)	(13.6)

Total comprehensive income under IFRS			78.6

In addition to the measurement differences impacting comprehensive income, there are also differences in the presentation of items included in comprehensive income. In addition to the reclassifications included in the notes below under Canadian GAAP derivative instruments were included in revenues and other income and now have been classified to cost of sales under IFRS.

Presentation differences in comprehensive income (loss)	Year ended December 31, 2010
Increase in sales revenue	15.0
Increase in cost of sales	(13.9)
Decrease in other income	(1.1)

Total	—

Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated statement of earnings and consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Notes to the IFRS reconciliations above:

i)	IAS 16 Property, plant and equipment

Impairment

In accordance with Canadian GAAP, impairment testing was a two step process. The first step, using undiscounted cash flows was undertaken to determine if impairment exists. If impairment was identified, the second step was undertaken to determine the amount of the impairment to be recorded. IAS 36 Impairment of Assets uses a one step approach for both identifying and measuring impairments, which is based on comparing the carrying value to the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, which is based on discounted cash flows. The use of an undiscounted cash flow model under Canadian GAAP did not result in any impairments at the Transition Date. The use of a discounted cash flow model to determine the recoverable amount indicated a material impairment to the Company’s carrying value of the Kolwezi project under IFRS.

In accordance with IFRS 1, the Company elected to measure the Kolwezi project at January 1, 2010 at fair value and use that fair value as its deemed cost. The fair value of the Kolwezi project at January 1, 2010 was $280.0 million which resulted in a $399.8 million write down of property, plant and equipment and a corresponding adjustment to opening retained earnings.

In June 2010 under both Canadian GAAP and IFRS a complete impairment of the Kolwezi project was recorded.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

ii)	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

Restoration provisions

Consistent with IFRS, restoration provisions have been previously measured based on the estimated cost of restoration, discounted to its net present value upon initial recognition. However, adjustments to the current discount rate were not reflected in the provisions or the related assets under Canadian GAAP unless there was an upward revision in the future cost estimates. The Company elected to apply the exemption from full retrospective application as allowed under IFRS 1. As such, the Company has remeasured the restoration liability as at the Transition Date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose, and recalculated the accumulated amortization under IFRS. The increase in restoration provision was $4.8 million at January 1, 2010 and $75.3 million at December 31, 2010, the increase in mineral properties was $3.6 million at January 1, 2010 and $73.8 million at December 31, 2010, the adjustment to retained earnings was $1.2 million at January 1, 2010 and other expenses increased $1.2 million at December 31, 2010. The net restoration provision adjustment at the transition date for the Kolwezi and Frontier projects was $0.9 million and was reversed during 2010 as part of the net asset impairments. The $70.2 million increase in the provision from January 1, 2010 to December 31, 2010 is primarily due to the fair value of the restoration provision acquired in the Ravensthorpe acquisition.

Under Canadian GAAP, the unwinding of the discount was included in cost of sales and has now been reclassified to finance cost as required under IFRS. The increase to finance costs was $1.0 million for the year ended December 31, 2010.

iii)	IAS 23 Borrowing costs

Under IFRS, there are no policy choices available for the capitalization of borrowing costs. IFRS requires borrowing costs to be capitalized on qualifying assets which take a substantial period of time to prepare for their intended use. A weighted average capitalization rate based on the Company’s outstanding debt was used to calculate the amount of borrowing costs to capitalize on the qualifying assets at January 1, 2010 and acquired during 2010. The increase in property, plant and equipment was nil at January 1, 2010 and $41.1 million at December 31, 2010, with a corresponding decrease in interest expense.

iv)	IAS 12 Deferred taxes

a. Mineral property acquisitions

Under Canadian GAAP the Company recognized a deferred income tax liability on temporary differences arising on the initial recognition of mineral properties acquired other than in business combinations. IAS 21, Income Taxes does not permit the recognition of deferred taxes on such transactions. The impact of the derecognition of the deferred taxes was a reduction of $175.9 million to the deferred tax liability at January 1, 2010 and $404.3 million at December 31, 2010, a reduction of property, plant and equipment of $181.3 million at January 1, 2010 and $419.9 million at December 31, 2010, an increase to deferred income tax expense of $5.9 million at December 31, 2010 as a reduction to the deferred income tax liability was reversed, and an adjustment to retained earnings of $5.4 million at January 1, 2010 and foreign exchange loss of $4.3 million at December 31, 2010 as a portion of the deferred tax liability was denominated in a foreign currency and accordingly had been revalued using the foreign exchange rate at the balance sheet dates.

b. Share issuance costs

IFRS requires current and deferred taxes be recognized in equity when they relate to transactions or events recognized in equity in either the same or a different period. The deferred income tax related to the share issuance costs under Canadian GAAP had not been net against share capital. The impact of recognizing the deferred income taxes in share capital is an increase of $3.2 million in share capital and a $3.2 million reduction to retained earnings at January 1, 2010.

c. Convertible bond issue

Under IFRS the deferred tax consequences of a financial instrument containing both a liability and equity component is recognized both in profit or loss and in equity in accordance with the component parts under IFRS. The deferred income tax related to the liability component of the convertible bond was not recorded under Canadian GAAP. The impact of recognizing the deferred income taxes in equity is a decrease of $12.4 million of deferred tax asset at January 1, 2010 and nil at December 31, 2010, a decrease in share capital of $8.6 million at January 1, 2010 and December 31, 2010 and an adjustment to retained earnings of $3.8 million at January 1, 2010, and a decrease of $12.4 million at December 31, 2010.

d. Non monetary assets and liabilities

Under IAS 12, where the non-monetary assets and liabilities of an entity are measured in its functional currency but the taxable profit or tax loss and the tax base of its non-monetary assets and liabilities is determined in a different currency, deferred income tax is recognized. The review of non-monetary asset balances translated using the relevant closing exchange rates at January 1, 2010 and December 31, 2010 did not result in an adjustment to our balance sheets or statements of comprehensive income under IFRS, but may have a material impact on our tax expense in future periods.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

e. Tax on intercompany inventory sales

Under IAS 12, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect of the transaction is calculated with reference to the local tax rate of the company that holds the inventory at the period-end. Canadian GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer’s tax jurisdiction and the cost as reported in the historical consolidated financial statements and requires the deferral of the seller’s tax expense incurred upon the intercompany sale. The impact of recognizing the deferred income tax on the intercompany sales is nil to the deferred tax asset at January 1, 2010 and an increase of $4.3 million at December 31, 2010, nil to the deferred tax liability at January 1, 2010 and an increase of $17.9 million at December 31, 2010 and an increase of deferred tax expense of $13.6 million at December 31, 2010.

5	Inventories

	December 31, 2011	December 31, 2010	January 1, 2010
Ore in stockpiles	95.1	75.3	101.3
Work-in-progress	14.3	2.1	3.3
Finished product	230.2	137.3	65.0

Total product inventory	339.6	214.7	169.6
Less: non-current portion of ore in stockpiles (a)	—	(12.4)	(12.5)

	339.6	202.3	157.1
Consumable stores	310.3	188.6	189.6

	649.9	390.9	346.7

a)	The non-current portion represents ore in stockpiles that the Company does not anticipate processing in the following 12 months.

b)	During the year $1,177.0 million (December 31, 2010 – $1,063.6 million) of inventory was expensed in cost of sales and depletion and amortization.

6	Investments

	December 31, 2011	December 31, 2010	January 1, 2010
Carlisa Investment Corp. – at cost	9.5	9.5	9.5
Marketable securities (a)	4.4	4.1	443.3
Asset-backed commercial paper	4.1	4.4	7.6

	18.0	18.0	460.4

a)	During 2010, the Company sold 114,132,300 shares of Equinox Minerals Limited and realized a gain of $510.8 million. Net proceeds from the sale were $646.5 million (CAD $653.2 million).

The following table summarizes the movements in the fair value of investments:

	2011	2010
Balance – beginning of year	18.0	460.4
Additions	—	2.6
Disposals	(0.2)	(646.9)
Gain in fair market value	0.2	201.9

Balance – end of year	18.0	18.0

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

7	Property, plant and equipment

			Mineral properties and mine development costs
	Plant and equipment	Capital work- in-progress	Operating mines	Development projects	Total
Cost
As at January 1, 2010	1,320.4	373.7	84.0	271.4	2,049.5
Additions	109.5	310.7	5.4	—	425.6
Acquisitions (a)	290.3	—	—	981.2	1,271.5
Disposals	(2.3)	—	—	—	(2.3)
Transfers between categories	103.2	(103.2)	—	—	—
Restoration provision	14.6	—	0.1	68.2	82.9
Impairment (note 26)	(297.6)	(244.1)	(40.8)	(63.4)	(645.9)
Capitalized interest	10.2	—	—	32.3	42.5

As at December 31, 2010	1,548.3	337.1	48.7	1,289.7	3,223.8
Additions	—	1,078.9	—	—	1,078.9
Disposals	(17.9)	—	—	—	(17.9)
Transfers between categories	478.1	(507.8)	265.9	(236.2)	—
Restoration provisions	—	—	58.8	59.0	117.8
Capitalized interest	5.5	1.9	—	19.7	27.1
Capitalized depreciation	—	12.1	—	—	12.1

As at December 31, 2011	2,014.0	922.2	373.4	1,132.2	4,441.8

Accumulated depreciation
As at January 1, 2010	(428.1)	—	(41.0)	—	(469.1)
Depreciation charge	(111.7)	—	(3.9)	—	(115.6)
Disposals	0.8	—	—	—	0.8
Impairment	77.2	—	8.8	—	86.0
Other	5.0	—	—	—	5.0

As at December 31, 2010	(456.8)	—	(36.1)	—	(492.9)
Depreciation charge	(107.3)	—	(4.7)	—	(112.0)
Capitalized depreciation	(12.1)	—	—	—	(12.1)
Disposals	4.5	—	—	—	4.5
Other	(4.9)	—	—	—	(4.9)

As at December 31, 2011	(576.6)	—	(40.8)	—	(617.4)

Net book value
As at January 1, 2010	892.3	373.7	43.0	271.4	1,580.4

As at December 31, 2010	1,091.5	337.1	12.6	1,289.7	2,730.9

As at December 31, 2011	1,437.4	922.2	332.6	1,132.2	3,824.4

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

a)	Acquisitions in the year ended December 31, 2010 were as follows:

	Plant and equipment	Mineral properties and mine development costs	Total
Ravensthorpe (b)	289.8	104.5	394.3
Antares	0.5	600.2	600.7
Kalumbila	—	276.5	276.5

	290.3	981.2	1,271.5

b)	The Ravensthorpe assets were acquired on February 10, 2010. As at December 31, 2010 the fair values of the assets and liabilities acquired were preliminary. The finalization of the fair values in 2011 did not result in any changes to the estimates as originally stated.

8	Other assets

	December 31, 2011	December 31, 2010	January 1, 2010
Recoverable taxes (note 14)	—	—	181.3
Future recoverable variable profit tax (note 14)	—	—	38.0
Ore in stockpiles (note 5)	—	12.4	12.5
Deferred income tax assets (note 14)	11.3	4.3	—
Derivative instruments (note 24)	5.1	3.0	0.9
Prepaid expenses	28.9	23.7	13.1
Other	11.0	12.5	39.3

Total other assets	56.3	55.9	285.1
Less: current portion of other assets	(34.0)	(26.7)	(195.2)

	22.3	29.2	89.9

Current portion consists of:
Recoverable taxes	—	—	181.3
Derivative instruments	5.1	3.0	0.8
Prepaid expenses and other	28.9	23.7	13.1

	34.0	26.7	195.2

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

9	Debt

	December 31, 2011	December 31, 2010	January 1, 2010
Drawn debt
Corporate revolving credit and term loan facility (a)	—	80.2	159.5
Kansanshi subordinated debt facility (b)	19.3	24.9	31.9
Short-term borrowings (c)	43.3	55.7	—
Other	0.3	0.2	0.2

Total	62.9	161.0	191.6
Less: current portion of debt facilities and short-term debt	(48.1)	(140.8)	(84.5)

	14.8	20.2	107.1

Undrawn debt
Corporate revolving credit and term loan facility (a)	—	50.0	50.0
Corporate revolving loan and short term facilities	—	—	250.0
Kevitsa facility (d)	250.0	—	—
Short-term borrowings (c)	66.7	54.3	—

The scheduled future minimum principal repayments are as follows:

$
2012	48.1
2013	5.2
2014	4.8
2015	4.8

62.9

a) Corporate revolving credit and term loan facility

The Company entered into a $400.0 million corporate revolving credit and term loan facility in October 2006 which is now fully repaid. The facility had three tranches, up to $225.0 million, $125.0 million, and $100.0 million. Tranche C was cancelled effective April 11, 2011. The Company paid the final $20.2 million owing under this facility on September 30, 2011. Interest on tranches A and B was calculated at LIBOR plus 2.5%.

Cash of $40.3 million was restricted to meet required instalments as at December 31, 2010.

b) Kansanshi subordinated debt facility

Kansanshi entered into a 34.0 million Euro subordinated debt facility in December 2003 to finance the Kansanshi project. This facility is repayable in nine equal annual payments commencing October 31, 2007. Interest is calculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less than $1,300 per tonne and increases incrementally until the copper price reaches its $2,200 per tonne upper limit.

The Kansanshi subordinated debt facility has a principal amount outstanding of 15.1 million Euros (December 31, 2010 – 18.9 million Euros). The carrying amount shown above of $19.3 million is net of issue and transaction costs of 0.2 million Euros. The interest rate on the facility is indexed to the price of copper resulting in the existence of an embedded derivative. This embedded derivative is recorded at fair value at each period with changes in fair value recorded as a component of net earnings disclosed within finance costs.

c) Short-term borrowings

In 2010, the Company’s metal marketing division entered into two facilities totalling $110.0 million. The facilities are used to finance purchases and the term hedging of copper and gold undertaken by the metal marketing division. Interest on the facilities is calculated at the bank’s benchmark rate plus 1.75%. The loans are collateralized by physical inventories.

d) Kevitsa facility

In March 2011 the Company entered into a $250.0 million project loan collateralized by the assets and offtake agreements of the Kevitsa project. The facility is available in two tranches. Tranche A of $175.0 million is required to be repaid in equal annual instalments over four years starting March 31, 2013; and tranche B of $75.0 million is required to be repaid on September 30, 2017. The funds are to be used to finance the development of the Kevitsa mine. Interest on the project loan is to be calculated at LIBOR plus 3.5%.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

10	Convertible bonds

In June 2009, the Company issued $500.0 million in 6% convertible bonds (the “Bonds”) due June 19, 2014 for net proceeds of $488.0 million after payment of commissions and expenses related to the offering. The Bonds bore interest at 6% per annum, payable semi-annually in equal instalments.

On July 27, 2011, the Company announced a voluntary incentive payment offer in relation to the Bonds. The offer included a cash payment of $8,088.91 per $100,000 in principal amount of the Bonds (the “Incentive Payment”) and a cash payment of $1,410.68 per $100,000 in principal amount of the Bonds (the “Conversion Price Adjustment Payment”) to convert any or all of the convertible bonds due 2014. The incentive offer period expired on July 28, 2011 with 99.98% of the bondholders accepting the conversion offer. The offer was later extended to the remaining bondholder who accepted the offer in November 2011.

On August 4, 2011, the Company issued 8,955,547 common shares (44,777,735 common shares after the share split, see note 15) and on December 5, 2011 the Company issued 8,957 common shares. The $460.0 million convertible debt liability and the $48.3 million equity component of the convertible debt have been transferred to common share capital. The incentive payment and other transactions costs of $48.4 million have been recognized in net earnings in 2011.

	2011	2010
Convertible bonds
Opening balance	452.1	438.4
Accretion expense	7.9	13.7
Transferred to common share capital	(460.0)	—

	—	452.1

Equity
Opening balance	48.3	48.3
Transferred to common share capital	(48.3)	—

	—	48.3

11	Other liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
Derivative instruments (note 24)	8.4	47.3	8.9
Restoration provisions (note 12)	252.5	131.1	26.7
Finance leases (note 13)	28.6	30.5	—
Other	7.9	7.7	9.2

Total other liabilities	297.4	216.6	44.8
Less: current portion	(11.0)	(48.3)	(3.9)

	286.4	168.3	40.9

Current portion consists of:
Derivative instruments	7.3	44.8	3.4
Restoration provisions (note 12)	1.3	1.3	—
Finance leases (note 13)	1.9	1.8	—
Other	0.5	0.4	0.5

	11.0	48.3	3.9

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

12	Restoration provisions

The Company has restoration and remediation obligations associated with its operating mines, processing facilities and development projects. The following table summarizes the movements in the restoration provisions for the years ended December 31, 2011 and 2010:

	2011	2010
As at January 1	131.1	26.7
Obligations acquired	—	30.3
Obligations derecognized	—	(10.9)
Changes in estimate – active operations	117.8	79.7
Changes in estimate – closed operations	—	4.3
Accretion expense	3.6	1.0

As at December 31	252.5	131.1
Less: current portion	(1.3)	(1.3)

	251.2	129.8

The restoration provisions have been recorded initially as a liability based on management’s best estimate of cash flows, using a risk-free discount rate between 0.9% and 2.9% and an inflation factor between 2.8% and 4.0%. Payments are expected to occur over the life of each of the operating mines over a period of approximately 32 years.

$59.0 million of the change in estimate in 2011 is the increase associated with the development of the Ravensthorpe and Kevitsa mines. $58.8 million of the change in estimate in 2011 relates to the increase in closure costs for operating mines as part of our environment and social management plan to meet the guidelines set out in the Equator Principles.

In 2011, charges of nil (December 31, 2010 – $4.3 million) were recorded in net earnings for changes in cash flow estimates and accretion related to restoration provisions at closed operations.

13	Finance leases

As part of the Ravensthorpe acquisition in 2010 the Company entered into two finance leases for plant and equipment. There is no subleasing. The carrying value of the leased assets as of the balance sheet date was as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cost	30.0	30.0	—
Less: accumulated depreciation	(3.2)	—	—

Net carrying value of finance lease agreements	26.8	30.0	—

The present value of future minimum lease payments under non-cancellable finance lease agreements was as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Within one year	3.7	3.7	—
After one year but not more than five years	14.9	14.9	—
More than five years	23.3	27.1	—

Total minimum lease payments	41.9	45.7	—
Less: interest charges	(13.3)	(15.2)	—

Present value of future minimum lease payments	28.6	30.5	—

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The expected maturity of these future minimum lease payments as at December 31, 2011 are as follows:

	Undiscounted minimum payments	Present value of minimum payments
2018	12.6	10.1
Later years	29.3	18.5

Total	41.9	28.6

14	Income taxes

The income taxes shown in the consolidated statements of earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2011		2010
	Amount $	%	Amount $	%
Earnings before income taxes	1,115.5		986.0

Income taxes at statutory rates	295.6	27	281.3	29
Difference in foreign tax rates (a)	181.1	16	150.6	15
Impairment of Zambian taxes (a)	—	—	186.9	19
Foreign tax holiday (b)	(29.3)	(3)	(31.9)	(3)
Non-deductible expenses	43.7	4	(27.9)	(3)
Losses not recognized	(30.4)	(3)	52.2	5

Income tax expense	460.7	41	611.2	62

Income tax expense consists of:
Current income taxes	474.3		563.7
Deferred income taxes	(13.6)		47.5

	460.7		611.2

The significant components of the Company’s deferred income tax liabilities are as follows:

	2011	2010
Property, plant and equipment	(230.9)	(251.4)
Long-term liabilities	29.0	26.0
Operating loss carry-forwards	—	10.6
Other	(4.5)	2.3

Net deferred income tax liabilities	(206.4)	(212.5)

The significant components of the Company’s deferred income tax assets are as follows:

	2011	2010
Property, plant and equipment	(60.5)	—
Inventory	3.1	4.3
Long term liabilities	55.5	—
Operating loss carry-forwards	13.2	—

Net deferred income tax assets	11.3	4.3

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

a)	Included in the current and deferred tax expense are amounts relating to the variable profit tax (“VPT”) introduced in Zambia in 2008. The VPT causes an increase in the effective tax rate from the 30% base income tax rate for the Company to 43%. In the prior year, the Company impaired a tax receivable asset which was initially recorded pursuant to the Company’s tax stability guarantee set out in Kansanshi’s Development Agreement. The tax receivable was impaired in 2010 following a request for payment of all back taxes outstanding pursuant to the 2008 legislation. Until resolved differently with the Government of the Republic of Zambia, the Company recognizes current and deferred tax expenses in excess of the Development Agreement, resulting in an effective tax rate of approximately 43% at Kansanshi.

b)	Guelb Moghrein is subject to a five year tax holiday agreement with the Mauritanian government. Guelb Moghrein will be subject to Mauritanian income taxes on income earned subsequent to February 2012.

c)	The Company has operating loss carry-forwards that may be available for tax purposes in Canada totalling $195.2 million (December 31, 2010 – $118.0 million) expiring between 2014 and 2030.

d)	The Company has non-Canadian resident subsidiaries that have undistributed earnings of $441.6 million. These undistributed earnings are not expected to be repatriated in the foreseeable future; therefore taxes that may apply on repatriation have not been provided for.

e)	In the normal course of business the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. The Company provides for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to the Company’s current and future income taxes.

15	Share capital

a) Common shares

Authorized

    Unlimited common shares without par value.

Issued

Number of shares (000’s)
Balance as at December 31, 2009	392,950
Share options exercised	789
Shares issued on acquisitions	37,139

Balance as at December 31, 2010	430,878
Share options exercised	17
Conversion of convertible bonds (ii)	44,787
Shares issued (iii)	628

Balance as at December 31, 2011	476,310

i) Common share split

On July 29, 2011, shareholders of the Company approved a five-for-one share split of the Company’s issued and outstanding common shares. The record date of the share split was August 11, 2011. The Company’s common shares began trading on a split basis from August 9, 2011. All share and per share information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all years presented.

ii) Conversion of convertible bonds

The convertible bonds were converted into common shares of the Company during 2011 (note 10).

iii) Lusaka stock exchange listing

On July 20, 2011 the Company issued 125,679 common shares (628,395 common shares after the share split) for gross proceeds of $15.9 million in connection with a listing of depositary receipts by the Company on the Lusaka Stock Exchange in Zambia (the “LuSE”). These shares, together with 7,700 common shares in the capital of the Company purchased on the open market, will underlie the depositary receipts. The depositary receipts are held by local Zambian investors and employees and trade under the LuSE Symbol “FQM”.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

b) Treasury shares

The Company established an independent trust to purchase, on the open market, the common shares pursuant to the long-term incentive plan (note 17). The Company consolidates the trust as it constitutes a special purpose entity. Consequently, shares purchased by the trust to satisfy obligations under the long-term incentive plan are recorded as treasury shares in shareholders’ equity. Generally, dividends received on shares held in the trust will be paid to plan participants in cash as received.

Number of shares (000’s)
Balance as at December 31, 2009	3,050
Shares purchased	1,250
Shares vested	(545)

Balance as at December 31, 2010	3,755
Shares purchased	950
Shares vested	(748)

Balance as at December 31, 2011	3,957

c) Capital management

The Company’s objectives when managing capital are to continue to provide returns for shareholders, and comply with lending requirements while safeguarding the Company’s ability to continue as a going concern. The Company considers the items included in shareholders’ equity to be capital.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, or sell assets to reduce debt.

In addition to the commercial objective for the capital structure, there are certain lending requirement with which the Company was in compliance at the balance sheet date.

d) Dividends

On March 15, 2011, the Company declared a dividend payment of $0.1206 CAD per share or $53.5 million in respect of the financial year ended December 31, 2010 (March 16, 2010 – $0.1034 CAD per share or $40.5 million).

On August 8, 2011, the Company declared an interim dividend of $0.0533 CAD per share or $25.8 million in respect of the financial year ended December 31, 2011 (August 10, 2010 – $0.0394 CAD per share or $15.2 million).

16	Earnings per share

	2011	2010
Earnings attributable to shareholders of the Company	528.9	305.8
Add interest on convertible bonds, net of tax	—	2.5

Diluted earnings attributable to shareholders of the Company	528.9	308.3

Basic weighted average number of shares outstanding (000’s of shares)	447,224	401,322
Effect of dilutive securities:
Convertible bonds	—	44,334
Treasury shares	2,233	2,058
Share options	—	9

Diluted weighted average number of shares outstanding (000’s of shares)	449,457	447,723

Earnings per common share – basic	1.18	0.76
Earnings per common share – diluted	1.18	0.69

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

17	Share-based compensation

a) Long-term incentive plan

The Company has a long-term incentive plan (the “Plan”), which provides for the issuance of performance stock units (“PSUs”) and restricted stock units (“RSUs”) in such amounts as approved by the Company’s Compensation Committee. Included in general and administrative expense is share-based compensation expense of $8.8 million (December 31, 2010 – $6.3 million) related to this Plan.

Under the Plan, each PSU entitles participants, which includes directors, officers, and employees, to receive one common share of the Company at the end of a three year period if certain performance and vesting criteria, which are based on the Company’s performance relative to a representative group of other mining companies, have been met. The fair value of each PSU is recorded as compensation expense over the vesting period. The fair value of each PSU is estimated using a Monte Carlo Simulation approach. A Monte Carlo Simulation is a technique used to approximate the probability of certain outcomes, called simulations, based on normally distributed random variables and highly subjective assumptions. This model generates potential outcomes for stock prices and allows for the simulation of multiple stocks in tandem resulting in an estimated probability of vesting.

Under the Plan, each RSU entitles the participant to receive one common share of the Company subject to vesting criteria. RSU grants typically vest fully at the end of the three year period. The fair value of each RSU is recorded as compensation expense over the vesting period. The fair value of each RSU is estimated based on the market value of the Company’s shares at the grant date and an estimated forfeiture rate of 11.5% (December 31, 2010 – 11.5%).

	2011	2010
	Number of shares (000’s)	Number of shares (000’s)
Performance stock units
Outstanding – beginning of year	1,898	1,649
Granted	654	924
Vested	(314)	(223)
Forfeited	(132)	(452)

Outstanding – end of year	2,106	1,898

Restricted stock units
Outstanding – beginning of year	1,637	1,387
Granted	626	775
Vested	(435)	(322)
Forfeited	(129)	(203)

Outstanding – end of year	1,699	1,637

The following assumptions were used in the Monte Carlo Simulation model to calculate compensation expense in respect of the PSUs granted:

	2011	2010
Risk-free interest rate	1.90%	1.75%
Vesting period	3 years	3 years
Expected volatility	77.5%	78.3%
Expected forfeiture per annum	4%	4%
Expected dividend	0%	0%
Weighted average probability of vesting	36.2%	22.6%

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

b) Key management compensation

Key management personnel include the members of the senior management team and directors who receive remuneration.

	2011	2010
Salaries, fees and other benefits	4.0	3.5
Bonus payments	2.0	1.7
Share-based compensation	3.7	1.0

Total compensation paid to key management	9.7	6.2

c) Share options

The Company had a share option plan whereby it may have granted up to 6.0 million options to directors and employees. As at December 31, 2011, there were no options outstanding (December 31, 2010 – 3,400 options). There was no share-based compensation expense recorded in either 2011 or 2010 related to share options.

18	Sales revenues by nature

	2011	2010
Copper	2,317.9	2,196.0
Gold	240.9	197.2
Sulphur	24.7	—

	2,583.5	2,393.2

19	Cost of sales

	2011	2010
Direct operating costs	(1,165.7)	(1,052.0)
Derivative gain (loss)	2.2	(13.9)
Depletion and amortization	(112.0)	(115.6)

	(1,275.5)	(1,181.5)

20	Expenses by nature

	2011	2010
Raw materials and consumables	(644.8)	(461.2)
Employment costs	(342.7)	(312.6)
Repairs and maintenance	(155.1)	(144.9)
Depletion and amortization	(112.0)	(115.6)
Freight	(38.1)	(43.8)
Royalties	(80.8)	(81.7)
Utilities	(46.3)	(48.6)
Travel	(16.0)	(13.3)
Other	(38.4)	(49.5)
Increase in inventories	124.9	45.1

	(1,349.3)	(1,226.1)

Expenses presented above include cost of sales and general and administrative.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

21	Other income

	2011	2010
Foreign exchange gain	6.2	1.8
Loss on sale of assets	(5.1)	—
Sundry income	6.2	—

	7.3	1.8

22	Finance costs

	2011	2010
Interest expense on debt and finance leases	(7.0)	(10.0)
Interest expense on convertible bonds	(25.2)	(43.6)
Interest expense other	(0.9)	(3.0)
Accretion on restoration provision	(3.6)	(1.0)
Other finance costs	(0.3)	(9.7)

Total finance costs	(37.0)	(67.3)
Less: interest capitalized	27.1	42.5

	(9.9)	(24.8)

23	Segmented information

The Company’s reportable operating segments are individual mine development projects or operations, being Kansanshi, Guelb Moghrein, Frontier, Bwana/Lonshi, Kevitsa, Ravensthorpe, Sentinel and Corporate. Each mine and development project reports information separately to the CEO, chief operating decision maker.

The corporate segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, treasury and finance and corporate administration. Included in the corporate segment is the Company’s metal marketing division which purchases and sells third party material. Operations at the Frontier mine were suspended during 2010. The segment results below include sales of material which at the date of suspension of operations was stockpiled at other sites.

The Company’s operations are subject to seasonal aspects, in particular the rain season in Zambia. The rain season in Zambia generally starts in November and continues through April, with the heaviest rainfall normally experienced in the months of January, February and March. As a result of the rain season, mine pit access and the ability to mine ore is lower in the first quarter of the year than other quarters and the cost of mining is higher.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

For the year ended December 31, 2011, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Frontier	Bwana/ Lonshi	Projects under development	Corporate	Total
Segmented revenues	2,048.3	346.2	13.5	79.6	—	206.5	2,694.1
Less inter-segment revenues	—	—	—	(78.9)	—	(31.7)	(110.6)

Sales revenues	2,048.3	346.2	13.5	0.7	—	174.8	2,583.5
Cost of sales	(861.2)	(218.4)	(17.1)	(0.2)	—	(178.6)	(1,275.5)

Segmented gross profit (loss)	1,187.1	127.8	(3.6)	0.5	—	(3.8)	1,308.0
Net finance income (costs)	(5.2)	—	—	(0.2)	—	0.8	(4.6)
Other	3.8	(8.9)	—	(0.4)	(1.9)	(180.5)	(187.9)

Segmented profit (loss) before undernoted items	1,185.7	118.9	(3.6)	(0.1)	(1.9)	(183.5)	1,115.5
Income taxes	(509.1)	—	—	—	20.2	28.2	(460.7)
Non-controlling interests	(126.4)	—	0.5	—	—	—	(125.9)

Segmented profit (loss)	550.2	118.9	(3.1)	(0.1)	18.3	(155.3)	528.9

Property, plant and equipment	958.0	214.5	—	19.5	2,027.5	604.9	3,824.4
Total assets	1,470.0	332.1	1.9	38.7	2,219.2	1,236.1	5,298.0
Total liabilities	668.8	42.0	5.4	43.3	304.6	65.4	1,129.5
Capital expenditures	332.1	46.9	1.5	0.6	666.1	2.3	1,049.5

Projects under development during the year included Kevitsa, Ravensthorpe and Sentinel, with Ravensthorpe achieving commercial production on December 28, 2011. The exploration and development costs related to these properties are capitalized. The segmented information for these projects is presented as follows:

	Kevitsa	Ravensthorpe	Sentinel	Total
Property, plant and equipment	713.2	956.3	358.0	2,027.5
Total assets	747.5	1,049.5	422.2	2,219.2
Total liabilities	61.8	221.1	21.7	304.6
Capital expenditures	303.4	303.0	59.7	666.1

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

For the year ended December 31, 2010, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Frontier	Bwana/ Lonshi	Projects under development	Corporate	Total
Segmented revenues	1,653.9	274.4	270.0	86.3	—	168.4	2,453.0
Less inter-segment revenues	—	—	—	(34.6)	—	(25.2)	(59.8)

Sales revenues	1,653.9	274.4	270.0	51.7	—	143.2	2,393.2
Cost of sales	(655.5)	(155.9)	(169.0)	(49.8)	(5.4)	(145.9)	(1,181.5)

Segmented gross profit (loss)	998.4	118.5	101.0	1.9	(5.4)	(2.7)	1,211.7
Net finance costs	(3.8)	(0.1)	(2.0)	(0.2)	—	(12.5)	(18.6)
Other	(4.2)	(6.2)	(313.7)	(31.6)	(281.5)	430.1	(207.1)

Segmented profit (loss) before undernoted items	990.4	112.2	(214.7)	(29.9)	(286.9)	414.9	986.0
Income taxes	(592.2)	—	27.8	—	109.5	(156.3)	(611.2)
Non-controlling interests	(76.6)	(2.4)	10.0	—	—	—	(69.0)

Segmented profit (loss)	321.6	109.8	(176.9)	(29.9)	(177.4)	258.6	305.8

Property, plant and equipment	661.0	202.5	0.1	23.7	963.1	880.5	2,730.9
Total assets	1,209.4	306.9	6.2	39.9	999.0	2,396.5	4,957.9
Total liabilities	851.5	31.2	13.6	41.8	227.1	653.2	1,818.4
Capital expenditures	147.8	36.3	13.1	—	159.5	0.9	357.6

Projects under development as at December 31, 2010 included Kolwezi, Kevitsa and Ravensthorpe. The exploration and development costs related to these properties are capitalized. The segmented information for these projects is presented as follows:

	Kolwezi	Kevitsa	Ravensthorpe	Total
Property, plant and equipment	—	370.4	592.7	963.1
Total assets	—	387.7	611.3	999.0
Total liabilities	7.2	38.2	181.7	227.1
Capital expenditures	16.9	75.2	67.4	159.5

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Geographical information

	December 31, 2011	December 31, 2010
Revenue by destination (a)
Zambia	1,728.9	1,696.3
China	362.5	379.2
Saudi Arabia	202.4	94.9
South Africa	113.6	56.6
Egypt	76.3	5.1
Taiwan	17.8	25.6
Switzerland	16.9	—
South Korea	60.0	73.9
The Netherlands	0.4	52.0
Other	4.7	9.6

	2,583.5	2,393.2

a)	Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are passed.

	December 31, 2011	December 31, 2010	January 1, 2010
Non-current assets by location
Zambia	1,397.7	974.5	637.9
Australia	956.3	592.7	—
Finland	713.2	370.4	240.4
Peru	607.6	604.3	—
Mauritania	214.5	202.5	198.2
United Kingdom	4.4	6.4	—
RDC	—	—	544.8
Other	0.9	5.1	15.0

	3,894.6	2,755.9	1,636.3
Investments and deferred tax assets	29.3	22.2	494.4

	3,923.9	2,778.1	2,130.7

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

24	Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks, and management’s objectives, policies and procedures for managing these risks are disclosed as follows:

Fair values

The Company classifies its financial assets as held-for-trading, available-for-sale, or loans and receivables. Financial liabilities are classified as either held-for-trading, or other financial liabilities.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other-than-temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables and other financial liabilities are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The following provides a comparison of carrying and fair values of each classification of financial instrument at December 31, 2011:

	Loans and receivables	Available- for-sale	Held-for- trading	Other financial liabilities	Total carrying	Total fair value
Financial assets
Cash and cash equivalents	452.1	—	—	—	452.1	452.1
Accounts receivable (a)	165.4	—	—	—	165.4	165.4
Derivative instruments	—	—	5.1	—	5.1	5.1
Investments
At cost (b)	—	9.5	—	—	9.5	—
At fair value	—	8.5	—	—	8.5	8.5

Financial liabilities
Accounts payable and accrued liabilities	—	—	—	254.0	254.0	254.0
Derivative instruments	—	—	8.4	—	8.4	8.4
Debt facilities	—	—	—	62.8	62.8	62.8

a)	Accounts receivable

Copper products are sold under pricing arrangements where final prices are set at a specified future date based on market copper prices. Changes between the prices recorded upon recognition of revenue and the final price due to fluctuations in copper market prices give rise to an embedded derivative in the accounts receivable. This derivative is classified as held-for-trading and recorded at fair value, with changes in fair value recognized as a component of revenue.

b)	Investments – at cost

The Company’s investment in Carlisa Investment Corp., a privately held entity, is measured at cost as the fair value can not be reliably measured.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The following provides a comparison of carrying and fair values of each classification of financial instrument at December 31, 2010:

	Loans and receivables	Available-for-sale	Held-for- trading	Other financial liabilities	Total carrying	Total fair value
Financial assets
Cash and cash equivalents	1,344.9	—	—	—	1,344.9	1,344.9
Restricted cash	40.3	—	—	—	40.3	40.3
Accounts receivable	328.8	—	—	—	328.8	328.8
Derivative instruments	—	—	3.0	—	3.0	3.0
Investments
At cost	—	9.5	—	—	9.5	—
At fair value	—	8.5	—	—	8.5	8.5

Financial liabilities
Accounts payable and accrued liabilities	—	—	—	212.5	212.5	212.5
Derivative instruments	—	—	47.3	—	47.3	47.3
Convertible bonds	—	—	—	452.1	452.1	1,022.5
Debt facilities	—	—	—	161.0	161.0	161.0

Fair value hierarchy

The Company establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs for the asset or liability that are not based on observable market data.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at December 31, 2011:

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Derivative instruments	—	5.1	—	5.1
Investments
At fair value	4.4	—	4.1	8.5

Financial liabilities
Derivative instruments	—	8.4	—	8.4

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at December 31, 2010:

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Derivative instruments	—	3.0	—	3.0
Investments
At fair value	4.1	—	4.4	8.5

Financial liabilities
Derivative instruments	—	47.3	—	47.3

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by comparing its pricing models to active market prices. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgement. Such instruments are classified within Level 2 of the fair value hierarchy.

The Company’s investments in marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable security multiplied by the quantity of shares held by the Company. The Company’s investments classified as Level 3 include asset backed commercial paper. The Company reviews the fair value quarterly to determine whether the value is materially impaired.

Financial risk management

Credit risk

The Company’s credit risk is primarily attributable to cash and bank balances, short-term deposits, derivative instruments and accounts receivable.

The Company limits its credit exposure on cash held in bank accounts by holding its key transactional bank accounts with banks of banks in areas where the banking system does not operate as efficiently as in major financial centres. In these circumstances, the Company attempts to keep only minimal balances with such banks.

The Company manages its credit risk on short-term deposits by only investing with counterparties that carry investment grade ratings as assessed by external rating agencies and spreading the investments across these counterparties. Under the Company’s risk management policy, allowable counterparty exposure limits are determined by the level of the rating unless exceptional circumstances apply. A rating of “A-” grade or equivalent is the minimum allowable rating required as assessed by international credit rating agencies. Likewise, it is the Company’s policy to deal with banking counterparties for derivatives who are rated “A-” grade or above by international credit rating agencies and graduated counterparty limits are applied depending upon the rating.

Exceptions to the policy for dealing with relationship banks with ratings below “A-” are reported to, and approved by, the Audit Committee. As at December 31, 2011 substantially all cash and short-term deposits are with counterparties with ratings “A-” or higher.

The Company’s credit risk associated with trade accounts receivable is managed through establishing long-term contractual relationships with international trading companies using industry-standard contract terms. More than 70% of the Company’s product sales and trade accounts receivable are generated from four customers each representing greater than 10% of the total sales for the year. Other accounts receivable consist of amounts owing from government authorities in relation to the refund of value-added taxes applying to inputs for the production process and property, plant and equipment expenditures.

Significant credit risk exposures to any single counterparty or group of counterparty having similar characteristics are as follows:

	December 31, 2011	December 31, 2010
Accounts receivable
Commodity traders and smelters	165.4	328.2
Other	9.6	16.3

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Liquidity risk

The Company manages liquidity risk by maintaining cash and cash equivalent balances and available credit facilities to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

In addition, the Company was obligated under its corporate revolving credit and term loan facility to maintain liquidity and satisfy various ratio tests on an historical and prospective cash flow basis. These ratios were in compliance during the year ended December 31, 2011 and December 31, 2010.

The Company had the following balances and facilities available to them at the balance sheet dates:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash and cash equivalents	452.1	1,344.9	919.2
Working capital balance	352.5	26.4	249.8
Undrawn debt facilities (a)	316.7	104.3	300.0

a)	In January 2012 the Company entered into a new debt facility of $1.0 billion which at the date of these financial statements was not yet available to draw (note 28).

Contractual obligations as at December 31, 2011 are as follows:

	Total	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter
Debt	63.2	48.2	5.2	4.9	4.9	—	—
Accounts payable	562.8	562.8	—	—	—	—	—
Deferred payments	7.9	0.4	0.4	—	—	—	7.1
Finance leases	41.9	3.7	3.7	3.7	3.7	3.7	23.4
Commitments	380.4	380.4	—	—	—	—	—
Restoration provisions	239.7	1.3	1.3	1.3	1.3	1.3	233.2

Total	1,295.9	996.8	10.6	9.9	9.9	5.0	263.7

Contractual obligations as at December 31, 2010 are as follows:

	Total	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter
Debt	161.9	141.5	5.1	5.1	5.1	5.1	—
Convertible bonds	500.0	—	—	—	500.0	—	—
Accounts payable	776.2	776.2	—	—	—	—	—
Deferred payments	7.7	0.5	0.3	0.3	—	—	6.6
Finance leases	45.7	3.7	3.7	3.7	3.7	3.7	27.2
Commitments	279.7	279.7	—	—	—	—	—
Restoration provisions	164.0	1.3	1.3	1.3	1.3	1.3	157.5

Total	1,935.2	1,202.9	10.4	10.4	510.1	10.1	191.3

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Market risks

a)	Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices of copper, gold and nickel. The Company is also exposed to commodity price risk on diesel fuel through its mining operations and sulphur through its acid production. The Company’s risk management policy allows for the management of these exposures through the use of derivative financial instruments.

As at December 31, 2011 and December 31, 2010, the Company had entered into derivative contracts for copper, gold and nickel in order to reduce the effects of fluctuations in metal prices between the time of the shipment of metal from the mine site and the date agreed for pricing the final settlement.

As at December 31, 2011 and December 31, 2010, the Company had not entered into any diesel or sulphur derivative contracts and no commodity hedging in respect of copper, gold or nickel production had been undertaken.

The Company’s commodity price risk related to accounts receivable concerns changes in fair value of embedded derivatives in accounts receivable reflecting copper and gold sales provisionally priced based on the forward price curve at the end of each quarter and the commodity price risk related to long-term debt concerns the embedded copper derivative in the Kansanshi subordinated debt facility.

The following table shows the impact on net earnings from changes in the fair values of financial instruments of a 10% change in the copper, gold and nickel commodity prices, based on December 31, 2011 prices. There is no impact of these changes on other comprehensive income except indirectly through the impact on the fair value of the available-for-sale investments. The impact of a 10% movement in commodity prices is as follows:

	Impact of price change on net earnings
	10% increase	10% decrease
Accounts receivable
Copper	25.1	(25.1)
Gold	2.2	(2.2)
Nickel	1.6	(1.6)

Derivative instruments
Copper	(24.2)	24.2
Gold	(2.1)	2.1
Nickel	(0.8)	0.8

The following table shows the impact on net earnings from changes in the fair values of financial instruments of a 10% change in the copper and gold commodity prices, based on December 31, 2010 prices. There is no impact of these changes on other comprehensive income except indirectly through the impact on the fair value of the available-for-sale investments. The impact of a 10% movement in commodity prices is as follows:

	Impact of price change on net earnings
	10% increase	10% decrease
Accounts receivable
Copper	5.0	(5.0)
Gold	0.2	(0.2)

Derivative instruments
Copper	(18.1)	18.1
Gold	(2.2)	2.2

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

b)	Interest rate risk

The Company’s interest rate risk arises from interest paid on floating rate borrowings and the interest received on cash and short-term deposits.

Deposits are invested on a short-term basis to ensure adequate liquidity for payment of operational and capital expenditures. To date no interest-rate management products, such as swaps, are used in relation to deposits.

The Company manages its interest rate risk on borrowings on a net basis after first recognizing the natural hedge arising from floating rate deposits. The Company has a policy allowing floating-to-fixed interest rate swaps targeting 50% of exposure over a five year period. As at December 31, 2011, the Company held no floating-to-fixed interest rate swap. As at December 31, 2010 the Company held a floating-to-fixed interest rate swop maturing in line with the corporate revolving loan and short-term facility which covered 18% of the Company’s floating rate debt at a rate of 1.80% per annum.

At December 31, 2011 the impact on a full year net earnings of a 100 basis point change in interest rate would be as follows:

	December 31, 2011	Impact of interest rate change on net earnings
		100 basis point	100 basis point
Interest-bearing deposits and cash at bank	452.1	3.2	(1.6)
Floating rate borrowings	43.3	(0.3)	1.0

At December 31, 2010 the impact on a full year net earnings of a 100 basis point change in interest rate would be as follows:

	December 31, 2010	Impact of interest rate change on net earnings
		100 basis point	100 basis point
Interest-bearing deposits	1,290.7	9.0	(3.0)
Floating rate borrowings	135.9	(1.0)	1.0

c)	Foreign exchange risk

The Company’s functional and reporting currency is USD. As virtually all of the Company’s revenues are derived in USD and the majority of its business is conducted in USD, foreign exchange risk arises from transactions denominated in currencies other than USD. Commodity sales are denominated in USD, the majority of borrowings are denominated in USD and the majority of operating expenses are denominated in USD. The Company’s primary foreign exchange exposures are to the local currencies in the countries where the Company’s operations are located, principally the Zambian kwacha (“ZMK”), Australian dollar (“AUD”) and Mauritanian ouguiya (“MRO”); and to the local currencies of suppliers who provide capital equipment for project development, principally the AUD, the Euro (“EUR”), the Japanese Yen (“JPY”) and the South African rand (“ZAR”).

The Company’s risk management policy allows for the management of exposure to local currencies through the use of financial instruments at a targeted amount of up to 100% for exposures within one year down to 50% for exposures in five years.

As at December 31, 2011 the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than USD:

	Cash and cash equivalents	Accounts receivable	Investments	Financial liabilities
CAD	6.6	—	4.3	—
AUD	9.6	—	—	54.8
ZMK	9.6	32.4	—	8.8
EUR	16.6	22.9	—	55.0
ZAR	5.6	—	—	18.3
JPY	—	—	—	9.0
MRO	1.7	—	—	5.9
Other	0.9	—	—	3.1

Total	50.6	55.3	4.3	154.9

Based on the above net exposures as at December 31, 2011, a 10% change of the above currencies against the USD would result in a $4.5 million increase or decrease in the Company’s net earnings and would result in a $0.4 million increase or decrease in the Company’s other comprehensive income.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

As at December 31, 2010 the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than USD:

	Cash and cash equivalents	Accounts receivable	Investments	Financial liabilities
CAD	131.3	—	4.1	—
AUD	25.2	—	—	32.7
ZMK	12.2	21.1	—	2.5
EUR	47.7	—	—	31.4
ZAR	13.0	—	—	7.2
JPY	8.7	—	—	9.7
MRO	—	—	—	4.5

Total	238.1	21.1	4.1	88.0

Based on the above net exposures as at December 31, 2010, a 10% change of the above currencies against the USD would result in an $11.4 million increase or decrease in the Company’s net earnings and would result in a $0.4 million increase or decrease in the Company’s other comprehensive income.

As at January 1, 2010 the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than USD:

	Cash and cash equivalents	Investments	Financial liabilities
CAD	110.3	443.3	0.1
AUD	2.0	—	1.2
ZMK	6.1	—	8.1
EUR	22.8	—	44.4
ZAR	1.9	—	6.4
MRO	—	—	7.0

Total	143.1	443.3	67.2

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Derivative financial instruments

As at December 31, 2011, the following derivative positions were outstanding:

	Maturity 2012	December 31, 2011		December 31, 2010		January 1, 2010
		Asset	Liability	Asset	Liability	Asset	Liability
Interest rate
Floating to fixed interest rate swap
– principal	—	—	—	—	(0.4)	—	(0.7)
Average fixed interest rate	—

Foreign currency
USD/EUR extendible collar
– principal	€15.0m	—	(0.2)	—	—	0.9	(0.6)
Strike price	1.290-1.347

Copper
Futures sales contracts over quotation period (tonnes)	47,775	1.9	(5.1)	3.0	(42.3)	—	—
Average price ($/tonne)	$7,515
Embedded derivative hedged by future sales contracts (tonnes)	45,763	—	—	—	—	—	—
Average price ($/tonne)	$7,554

Net provisional copper exposure (tonnes)	(2,012)

Gold
Futures sales contracts over quotation period (ounces)	18,639	3.2	—	—	(0.9)	—	—
Average price ($/ounce)	$1,692
Embedded derivative hedged by future sales contracts (ounces)	18,261	—	—	—	—	—	—
Average price ($/ounce)	$1,625

Net provisional gold exposure (ounces)	(378)

Nickel
Futures sales contracts over quotation period (tonnes)	1,244	—	(0.7)	—	—	—	—
Average price ($/tonne)	$18,102
Embedded derivative hedged by future sales contracts (tonnes)	644	—	—	—	—	—	—
Average price ($/tonne)	$18,280

Net provisional nickel exposure (tonnes)	(600)

Other
Embedded derivative		—	(2.4)	—	(3.7)	—	(7.6)

		5.1	(8.4)	3.0	(47.3)	0.9	(8.9)

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

25	Supplementary cash flow information

Cash and cash equivalents comprise the following:

	2011	2010
Cash on hand and balances in bank	251.8	259.1
Short-term investments	200.3	1,085.8

	452.1	1,344.9

During the year ended December 31, 2011, the Company paid taxes of $631.8 million (December 31, 2010 - $319.5 million).

26	Impairment of assets

	2011	2010
Kolwezi (a)	—	284.3
Frontier (a)	—	309.1
Other (b)	—	15.1

	—	609.1

a)	The net assets and residual net assets of Frontier and Kolwezi respectively were impaired during 2010 due to the actions taken by the Government of the RDC against the Company’s subsidiaries in the RDC. All disputes have subsequent to the December 31, 2011 year end been resolved (note 28).

b)	Other assets impaired during the year ended December 31, 2010 include a fair value impairment relating to the Bwana copper plant and a write-down of other items of property, plant and equipment.

27	Commitments

In conjunction with the development of Kevitsa and Sentinel, and other projects including the copper smelter project at Kansanshi, the Company has committed to approximately $380.4 million (December 31, 2010—$279.7 million) in capital expenditures.

28	Post balance sheet events

a)	New debt facility

On January 30, 2012 the Company announced the signing of a 5 year, $1.0 billion senior term and revolving facility. As at the date of these financial statements, the conditions precedent were outstanding and the facility was not yet available to be drawn.

b)	Settlement of disputes in RDC

On January 5, 2012 the Company reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual RDC assets for $1.25 billion. The agreement closed on March 2, 2012 with the Company receiving payment of $750.0 million and a three year promissory note for $500.0 million.

In connection with the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have also settled all disputes relating to the companies being sold and their assets and operations in the RDC and each of First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the RDC on or before the date of closing.

c)	Dividend declared

The Company has declared a final dividend of $0.1277 CAD per share in respect of the financial year ended December 31, 2011. The final dividend of $0.1277 CAD, together with the interim dividend of $0.0533 CAD, is a total of $0.1810 CAD for the 2011 financial year.